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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PureRay Corporation

(Name of Issuer)
Common Stock, $0.0001 Par Value

(Title of Class of Securities)
74624F107

(CUSIP Number)
Jefrey M. Wallace
3490 Piedmont Road, Suite 1120
Atlanta, GA 30305
(404) 869-6242

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 24, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74624F107

1	NAMES OF REPORTING PERSON: PureRay Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,355,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,355,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.
This Schedule 13D (the “Schedule 13D”) relates to shares of the common stock, par value $0.0001 per share (the “Common Stock”), of PureRay Corporation, a Washington corporation (the “Company”).  The principal executive offices of the Company are located at 3490 Piedmont Road, Suite 1120, Atlanta, GA, 30305.
Information about any person other than the Reporting Person (as defined below) has been provided to the extent known by the Reporting Person or is based upon statements made in filings with the Securities and Exchange Commission and has not been independently verified. The Reporting Person makes no representations as to the accuracy, truthfulness or completeness of such other information contained herein.
Item 2. Identity and Background.
This Schedule 13D is being filed by PureRay Corporation, an indirect wholly-owned subsidiary of the Company (formerly PureRay Acquisition Inc.) (the “Reporting Person”). The Reporting Person is a corporation formed under the laws of Canada, and its principal business is that of the Company, which is the design, manufacture and sale of proprietary multiplexing light bulbs and light bulb charging stations. The principal executive offices of the Reporting Person are located at 3490 Piedmont Road, Suite 1120, Atlanta, GA, 30305. In connection with the Acquisition (as defined below), on July 24, 2008, the Reporting Person amalgamated with PureRay (as defined below), which was acquired by the Company pursuant to the Acquisition. Subsequent to the amalgamation, the Reporting Person is now PureRay Corporation, a corporation formed under the laws of Canada.
During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On July 24, 2008, the Company, the Reporting Person, a wholly-owned subsidiary of PureRay Holdings ULC, an unlimited liability corporation formed under the laws of the Province of Alberta and a wholly-owned subsidiary of the Company (“PureRay Holdings”), PureRay Corporation, a corporation formed under the laws of Canada (“PureRay”), and Mickael Joasil, Derek Blackburn, F.W.F. Robinson, Frank O’Dea, as trustee of the O’Dea Family Trust, Kairos Partners, LLC (“Kairos”), Thomas J. Broeski, Raj Kurichh, Megs Padiachy, Ramlia Padiachy, Patrick Pierre and Matthew Sicoli (together, the “PureRay Shareholders”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”), whereby the Reporting Person acquired (the “Acquisition”) all of the outstanding shares of PureRay (the “PureRay Shares”) from the PureRay Shareholders.
Pursuant to the terms of the Share Purchase Agreement, the Reporting Person acquired the PureRay Shares for an amount equal to US$35,855,000, which the parties agreed to be the fair market value of the PureRay Shares. The purchase price was paid by the issuance of one exchangeable share, without par value, of the Reporting Person (each, an “Exchangeable Share”) for each PureRay Share acquired, for a total of 35,855,000 Exchangeable Shares. For information about the Share Purchase Agreement, see Exhibit A to this Schedule 13D, which is incorporated herein by reference.

Pursuant to a Voting and Exchange Agreement (the “Exchange Agreement”) entered into by and among the Company, PureRay Holdings, the Reporting Person and Derek Blackburn, as trustee (the “Trustee”), in connection with the Share Purchase Agreement, the Company issued shares of preferred stock of the Company, par value $0.0001 per share (the “Special Voting Stock”), in a ratio of a quarter (1/4) share of Special Voting Stock for each Exchangeable Share issued in connection with the Acquisition (for a total of 8,963,750 shares of Special Voting Stock) to the Trustee to be held for and on behalf of the registered holders of the Exchangeable Shares (the “Beneficiaries” and each a “Beneficiary”). Each Beneficiary is entitled to instruct the Trustee to cast and exercise one of the votes comprising the Voting Rights (as defined below) for each Exchangeable Share held as of the applicable record date. To the extent that no instructions are received from a Beneficiary, the Trustee may not exercise such Voting Rights with respect to such Exchangeable Shares.
The Exchange Agreement grants the Trustee, for the use and benefit of the Beneficiaries, the right (the “Exchange Right”) to require the Reporting Person to purchase from such Beneficiary all or any part of the Exchangeable Shares held by such Beneficiary upon the occurrence and during the continuance of an Insolvency Event (defined generally as the institution of a proceeding to have the Reporting Person adjudicated as bankrupt, insolvent or to be wound up, and the failure by the Reporting Person to contest in good faith any such proceeding within 30 days of becoming aware thereof). The purchase price payable for each Exchangeable Share purchased by the Reporting Person under the Exchange Right equals the market price of a share of the Company’s Common Stock on the business day before the purchase of such Exchangeable Share, plus the full amount of all declared and unpaid dividends on such Exchangeable Share (the “Exchangeable Share Purchase Price”). The Exchangeable Share Purchase Price is payable only by the Reporting Person delivering or causing to be delivered to the relevant Beneficiary one share of the Company’s Common Stock for each Exchangeable Share purchased plus a cash amount equal to the amount of all accrued and unpaid dividends on such Exchangeable Share (the “Exchange Consideration”). The Trustee may only exercise the Exchange Right on the basis of instructions received from Beneficiaries entitled to instruct the Trustee as to the exercise thereof and only upon receipt of the Exchangeable Shares to be exchanged by each Beneficiary. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee will not exercise or permit the exercise of the Exchange Right.
The Exchange Agreement also grants the Trustee, for the use and benefit of the Beneficiaries, an automatic right (the “Automatic Exchange Right”) to exchange the Exchangeable Shares for shares of the Company’s Common Stock upon the occurrence of a Liquidation Event (defined generally a voluntary liquidation, dissolution or winding up of the Company or a threatened or instituted proceeding to effect the same). Under the Automatic Exchange Right, PureRay Holdings will purchase on the fifth business day before the effective date of a Liquidation Event all of then outstanding Exchangeable Shares at the Exchangeable Share Purchase Price payable in the Exchange Consideration. For information about the Exchange Agreement, see Exhibit B to this Schedule 13D, which is incorporated herein by reference.
In connection with the Share Purchase Agreement, on July 24, 2008, Kairos, PureRay and Wildeboer Dellelce LLP (the “Escrow Agent”), entered into an Escrow and Share Purchase Agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, Kairos delivered 4,355,000 PureRay Shares to the Escrow Agent to be held in escrow and incrementally released upon the occurrence of certain performance-based milestone events with respect to PureRay and the Company. As a result of the Acquisition, the PureRay Shares held in escrow have been exchanged with 4,355,000 Exchangeable Shares (the “Escrowed Shares”). The Escrow Agreement was amended and restated immediately following completion of the Acquisition to substitute the Reporting Person in the place of PureRay.
The Escrowed Shares will be released to Kairos as follows:
•	545,000 Escrowed Shares, within 120 days after the end of the financial year of PureRay in which the sales of PureRay and its affiliates are at least US$8,000,000;

•	545,000 Escrowed Shares, within 120 days after the end of the financial year of PureRay in which the minimum EBITDA of PureRay and its affiliates for such financial year, on a consolidated basis, is at least US$1,000,000;

•	545,000 Escrowed Shares, within 120 days after the end of the financial year of PureRay in which the minimum EBITDA of PureRay and its affiliates for such financial year, on a consolidated basis, is at least US$2,500,000;

•	545,000 Escrowed Shares, within 120 days after the end of the financial year of PureRay in which the minimum EBITDA of PureRay and its affiliates for such financial year, on a consolidated basis, is at least US$5,000,000; and

•	2,175,000 Escrowed Shares, within five days after the day on which the shares of Common Stock of the Company are listed and posted for trading on the Nasdaq Stock Market.
Under the Escrow Agreement, as amended, Kairos has appointed the Secretary of the Reporting Person to exercise the limited voting rights attaching to the Escrowed Shares and the Voting Rights of the Special Voting Stock issued with respect to the Escrowed Shares until such shares are released to Kairos.
In the event of Jefrey M. Wallace’s termination, resignation, or inability to perform the duties of Chief Executive Officer of PureRay or any of its affiliates (including the Company), or at any time after the fifth anniversary of the date of the Escrow Agreement, PureRay has the right, but not the obligation, to require Kairos to sell to the Reporting Person or its designee the Escrowed Shares remaining in escrow for a price equal to CDN$0.00001 per share. For information about the Escrow Agreement, see Exhibit C to this Schedule 13D, which is incorporated herein by reference.
Except as required by applicable law, the Exchangeable Shares issued in connection with the Acquisition have no voting rights with respect to meetings or consents of shareholders of the Reporting Person. Dividends on Exchangeable Shares will be declared in the event a dividend is declared on shares of the Company’s Common Stock. Dividends will be declared and paid on each Exchangeable Share in like type and amount as are declared and paid on each share of the Company’s Common Stock, except that cash dividends will be paid on Exchangeable Shares in Canadian Dollars and stock dividends will be paid on Exchangeable Shares in additional Exchangeable Shares. The Exchangeable Shares have priority over shares of the Reporting Person which by their designation rank junior to the Exchangeable Shares, including without limitation the common shares of the Reporting Person, with respect to payments or distributions on the liquidation, dissolution or winding-up of the Reporting Person.
Each holder of Exchangeable Shares has the right (the “Retraction Right”) at any time to require the Reporting Person to redeem any or all of the Exchangeable Shares registered in the name of such holder at the Exchangeable Share Purchase Price payable in the Exchange Consideration. The Company and PureRay Holdings each have an overriding right, in the event that a holder of Exchangeable Shares exercises its Retraction Right, to purchase from such holder all but not less than all of the Exchangeable Shares tendered for redemption at the Exchangeable Share Purchase Price payable in the Exchange Consideration.
The Reporting Person may establish a date (the “Redemption Date”), which may be no less than 5 years after the initial issuance of the Exchange Shares, on which the Reporting Person will redeem the Exchangeable Shares at the Exchangeable Share Purchase Price payable in the Exchange Consideration. The Reporting Person may also establish a Redemption Date within 5 years after the initial issuance of the Exchangeable Shares in the event that less than 10% of the aggregate number of Exchangeable Shares issued remain outstanding, there is a change in control of the Company (defined generally as (i) a person, including its affiliates, becoming the beneficial owner of securities carrying in excess of 50.1% of the total voting rights attaching to all securities of the Company or (ii) the Company consolidating or amalgamating with, or merging with or into, another person resulting in the transferee person holding securities carrying in excess of 50.1% of the total voting rights attaching to all securities of the Company), and upon the occurrence of certain other events. The Company and PureRay Holdings each have an overriding right to purchase from the holder thereof all but not less than all of the Exchangeable Shares on the Redemption Date at the Exchangeable Share Purchase Price payable in the Exchange Consideration.
For so long as the Exchangeable Shares are outstanding, the Reporting Person has agreed not to take certain actions without the prior approval of the holders of a majority of the Exchangeable Shares, voting together as a single class, including:
•	paying any dividends on common stock or any other shares which by their designation rank junior to the Exchangeable Shares, other than stock dividends payable in common stock or any such other shares ranking junior to the Exchangeable Shares;

•	redeeming or purchasing or making any capital distribution in respect of common stock or any other shares which by their designation rank junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution;

•	redeeming or purchasing any other shares which by their designation rank equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.
The above restrictions shall only apply if dividends shall have been declared on the Company’s Common Stock and all dividends on the outstanding Exchangeable Shares corresponding to such dividends on the Common Stock have not been declared on the Exchangeable Shares and paid in full.
The Special Voting Stock was issued in connection with the Acquisition to provide holders of the Exchangeable Shares with the right to vote at meetings of the shareholders of the Company or in connection with a consent of the shareholders of the Company. Each share of Special Voting Stock issued entitles the holder of record to four votes, equal to four shares of the Company’s Common Stock, and each quarter (1/4) share of Special Voting Stock entitles the holder of record to one vote, equal to one share of the Company’s Common Stock, at a meeting or in connection with a consent of the shareholders of the Company (the “Voting Rights”). The Special Voting Stock will vote together with the Company’s Common Stock as a single class. The Special Voting Stock is not entitled to receive dividends or any payments or distributions upon any liquidation, dissolution or winding up of the Company. Upon the acquisition by the Reporting Person of Exchangeable Shares, or upon the exchange by the Company or any of its affiliates of the Company’s Common Stock for Exchangeable Shares, the Company will redeem one quarter (1/4) share of the Special Voting Stock from the holdings of the holder of such Exchangeable Share for each Exchangeable Share acquired by the Company or any of its affiliates for an amount equal to US$0.000001 per share. As of the date when there are no Exchangeable Shares issued and outstanding, the Special Voting Stock will be cancelled, retired and eliminated from the shares which the Company is authorized to issue. For information about the Special Voting Stock, see Exhibit D to this Schedule 13D, which is incorporated herein by reference.
Item 4. Purpose of Transaction.
The Reporting Person acquired beneficial ownership of 1,088,750 shares of Special Voting Stock for the purpose of exercising the Voting Rights attaching to the shares of Special Voting Stock issued with respect to the Escrowed Shares until such Escrowed Shares are released to Kairos pursuant to the Escrow Agreement.
Other than as may have resulted from the consummation of the Acquisition, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential exchange of the Exchangeable Shares, (ii) the receipt of additional Exchangeable Shares as dividends thereupon, and (iii) such other transactions that may be contemplated by the terms of the Exchangeable Shares or Special Voting Stock; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, except as described below; (e) any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through (a)(iii) above and (ii) otherwise pursuant to the terms of the Exchangeable Shares and Special Voting Stock; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) the eligibility of Common Stock for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.

In connection with the Acquisition, Jefrey M. Wallace, Derek Blackburn, Frank O’Dea and Mickael Joasil were appointed to the Company’s Board of Directors (the “Board”), effective upon the expiration of the 10-day period prescribed by Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Effective Date”). Also effective upon the Effective Date, Jim Glavas, the Company’s current sole director, will resign and the composition of the Company’s Board will change such that Messrs. Wallace, O’Dea, Joasil, and Blackburn will be the Company’s directors.
Item 5. Interest in Securities of the Issuer.
The percentages set forth below and on page 2 hereof are based on 15,500,000 shares of Common Stock outstanding, as disclosed in the Company’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on July 31, 2008, and, pursuant to Rule 13d-3(d)(a)(1), 1,088,750 shares of Special Voting Stock beneficially owned by the Reporting Person pursuant to the Escrow Agreement.
Pursuant to the Escrow Agreement, Kairos has appointed the Secretary of the Reporting Person to exercise the limited voting rights attaching to the Escrowed Shares and the Voting Rights of the 1,088,750 shares of Special Voting Stock issued with respect to the Escrowed Shares until such shares are released to Kairos. As such, the Reporting Person has voting power with respect to 4,355,000 shares of the Company’s Common Stock (the “Reported Shares”), representing in the aggregate approximately 21.93% of the Company’s outstanding Common Stock.
Other than as reported herein, there have been no transactions by the Reporting Person in Common Stock during the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As more fully described in Item 3 above, the Company, PureRay Holdings, the Reporting Person and the Trustee are parties to the Exchange Agreement. Pursuant to the Exchange Agreement, the Company issued shares of Special Voting Stock, in a ratio of a quarter (1/4) share of Special Voting Stock for each Exchangeable Share issued in connection with the Acquisition (for a total of 8,963,750 shares of Special Voting Stock) to the Trustee to be held for and on behalf of the Beneficiaries. Each Beneficiary is entitled to instruct the Trustee to cast and exercise one of the votes comprising the Voting Rights for each Exchangeable Share held as of the applicable record date. To the extent that no instructions are received from a Beneficiary, the Trustee may not exercise such Voting Rights with respect to such Exchangeable Shares. For information about the Exchange Agreement, see Item 3 and Exhibit B to this Schedule 13D, which are incorporated herein by reference.
As more fully described in Item 3 and Item 5 above, Kairos, the Reporting Person and the Escrow Agent are parties to the Escrow Agreement. Pursuant to the Escrow Agreement, Kairos has appointed the Secretary of the Reporting Person to exercise the limited voting rights attaching to the Escrowed Shares and Voting Rights of the 1,088,750 shares of Special Voting Stock issued with respect to the Escrowed Shares until such shares are released to Kairos. Upon the occurrence of certain performance-based milestone events with respect to PureRay and the Company, the Escrowed Shares will be released to Kairos, along with the Voting Rights attaching to the Special Voting Stock issued with respect to such Escrowed Shares. For information about the Escrow Agreement, see Item 3, Item 5 and Exhibit C to this Schedule 13D, which are incorporated herein by reference.
Other than as may be described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6.

Item 7. Material to be filed as Exhibits.

EXHIBIT A	Share Purchase Agreement dated July 24, 2008 by and among the Company, the Reporting Person, PureRay Holdings, PureRay, and Mickael Joasil, Derek Blackburn, F.W.F. Robinson, Frank O’Dea, Kairos Partners, LLC, Thomas J. Broeski, Raj Kurichh, Megs Padiachy, Ramlia Padiachy, Patrick Pierre and Matthew Sicoli dated July 24, 2008. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT B	Voting and Exchange Trust Agreement dated July 24, 2008 by and among PureRay Holdings, the Reporting Person and Derek Blackburn (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT C	Escrow and Share Purchase Agreement dated July 24, 2008 by and among Kairos, the Reporting Person and Wildeboer Dellelce LLP (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT D	Certificate of Designation of the Special Voting Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2008	PureRay Corporation
	By:	/s/ Jefrey M. Wallace
Jefrey M. Wallace
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

EXHIBIT A	Share Purchase Agreement dated July 24, 2008 by and among the Company, the Reporting Person, PureRay Holdings, PureRay, and Mickael Joasil, Derek Blackburn, F.W.F. Robinson, Frank O’Dea, Kairos Partners, LLC, Thomas J. Broeski, Raj Kurichh, Megs Padiachy, Ramlia Padiachy, Patrick Pierre and Matthew Sicoli dated July 24, 2008. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT B	Voting and Exchange Trust Agreement dated July 24, 2008 by and among PureRay Holdings, the Reporting Person and Derek Blackburn (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT C	Escrow and Share Purchase Agreement dated July 24, 2008 by and among Kairos, the Reporting Person and Wildeboer Dellelce LLP (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT D	Certificate of Designation of the Special Voting Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).